UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30219E103

(CUSIP Number)

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person 1981 Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person OO

(1) Calculated based on 84,642,958 shares of the Common Stock, $0.01 par value, of Express, Inc. (the “Issuer”), outstanding as of May 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person PN

(1) Calculated based on 84,642,958 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of May 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person PN

(1) Calculated based on 84,642,958 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of May 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person CO

(1) Calculated based on 84,642,958 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of May 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.8%(1)

14	Type of Reporting Person IN

(1) Calculated based on 84,642,958 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of May 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2015.

CUSIP No. 30219E103	SCHEDULE 13D

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Express, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D filed with the Securities Exchange Commission on January 20, 2015 (the Initial Schedule 13D, as amended, the “Schedule 13D”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating the first paragraph as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2015, there were 84,642,958 shares of the Common Stock outstanding as of May 30, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

On June 29, 2015, 1981 Investments LLC sold to a financial institution (the “Dealer”) covered call options with respect to an aggregate of 4,150,000 shares of Common Stock (the “Call Options”). The Call Options are three month European-style options with a strike price of $21.00.  At expiration, if 1981 Investments LLC elects physical settlement, the Dealer has the right to purchase such shares of Common Stock from 1981 Investments LLC at the strike price or, if 1981 Investments LLC elects cash settlement, the Dealer has the right to receive an amount of cash equal to the aggregate US dollar amount by which the Call Options are in the money.  The documents governing the Call Options contain customary provisions for over-the-counter call options.  In connection with the Call Options, 1981 Investments LLC has agreed to deliver to the Dealer 4,150,000 shares of Common Stock as collateral to secure its obligations under the Call Options. 1981 Investments LLC retains the right to receive ordinary cash dividends on, and vote, the shares pledged as collateral in the ordinary course.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 2015

1981 INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Chief Executive Officer,
President & Secretary

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its general partner

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan Kaluzny
Stefan Kaluzny, its Director

STEFAN L. KALUZNY

/s/ Stefan L. Kaluzny